December 23, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Artisan Partners Funds, Inc.

Fidelity Bond Filing

1933 Act Registration No. 33-88316

1940 Act Registration No. 811-8932

Dear Sir or Madam:

On behalf of Artisan Partners Funds, Inc. (“Artisan Partners Funds”), we enclose the following documents for filing under Rule 17g-1(g)(1) under the Investment Company Act of 1940:

1.	One copy of the fidelity bond, including all riders (the “Fidelity Bond”), for Artisan Partners Funds, Artisan Partners Limited Partnership (Artisan Partners Funds’ adviser) and Artisan Partners Distributors LLC (Artisan Partners Funds’ distributor).

2.	One copy of the resolutions adopted by Artisan Partners Funds’ board of directors, including the directors who are not “interested persons” of Artisan Partners Funds, at their meeting on November 13, 2024 approving:

●	the amount, type, form and coverage of the Fidelity Bond and the portion of the premiums to be paid by Artisan Partners Funds; and

3.	One copy of the executed Fifth Amended and Restated Fidelity Bond Allocation Agreement.

The Fidelity Bond was received by Artisan Partners Funds from its insurance agent on December 20, 2024. Premiums for the enclosed Fidelity Bond have been paid for the period 12:01 a.m. on November 21, 2024 to 12:01 a.m. on November 21, 2025.

The enclosed Fidelity Bond provides for aggregate coverage per loss of $7,500,000. Had Artisan Partners Funds not been named as an insured under a joint insured bond, it would have been required by rule 17g-1(d) to provide and maintain a single insured bond in the amount of at least $2,500,000.

If you have any questions or require additional information, please do not hesitate to contact me at 414.299.4037.

Sincerely,

/s/ Laura E. Simpson
Laura E. Simpson Secretary

Enclosure

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW

Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

Blanket Bond (05/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.	Name of Insured (the “Insured”)	Bond Number:
	Artisan Partners Holdings LP	10369124B

Principal Office:	Mailing Address:
875 E. Wisconsin Ave., Suite 800	c/o Marsh FINPRO
Milwaukee, WI 53202	1166 Avenue of the Americas
New York, NY 10036

Item 2.	Bond Period: from 12:01 a.m. on November 21, 2024 , to 12:01 a.m. on November 21, 2025 , or the earlier effective date of the termination of this Bond, standard time at the Principal Office as to each of said dates.

Item 3.	Limit of Liability—
	Subject to Sections 9, 10 and 12 hereof:
			LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
	Insuring Agreement A-	FIDELITY	$7,500,000	$50,000
	Insuring Agreement B-	AUDIT EXPENSE	$50,000	$10,000
	Insuring Agreement C-	ON PREMISES	$7,500,000	$50,000
	Insuring Agreement D-	IN TRANSIT	$7,500,000	$50,000
	Insuring Agreement E-	FORGERY OR ALTERATION	$7,500,000	$50,000
	Insuring Agreement F-	SECURITIES	$7,500,000	$50,000
	Insuring Agreement G-	COUNTERFEIT CURRENCY	$7,500,000	$50,000
	Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000
	Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$7,500,000	$50,000
	If “Not Covered” is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.
	OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:
	Insuring Agreement J-	COMPUTER SECURITY	$7,500,000	$50,000
	Insuring Agreement M-	SOCIAL ENGINEERING FRAUD	$1,000,000	$50,000
	Insuring Agreement N-	PHONE/ELECTONIC TRANSACTIONS-INVESTMENT ADVISORY CLIENTS	$3,000,000	$50,000
Item 4.	Offices or Premises Covered--All the Insured’s offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.	The liability of ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

Riders: 1-2-3-4-5-6-7-8-9-10-11-12-13-14-15-16

and of all Riders applicable to this Bond issued during the Bond Period.

By:	/S/ Briana Davis	By:	/S/ Catherine Dalton
	Authorized Representative		Authorized Representative

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.	FIDELITY

Loss resulting directly from any Dishonest or Fraudulent Act committed by an Employee, committed anywhere and whether committed alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee; and EXCLUDING loss covered under Insuring Agreement B.

B.	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority or Self-Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.	ON PREMISES

Loss of Property resulting directly from any Mysterious Disappearance, or any Dishonest or Fraudulent Act committed by a person physically present in an office or on the premises of the Insured at the time the Property is surrendered, while the Property is (or reasonably supposed or believed by the Insured to be) lodged or deposited within the Insured’s offices or premises located anywhere, except those offices excluded by Rider; and EXCLUDING loss covered under Insuring Agreement A.

D.	IN TRANSIT

Loss of Property resulting directly from any Mysterious Disappearance or Dishonest or Fraudulent Act while the Property is physically (not electronically) in transit anywhere in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company); and EXCLUDING loss covered under Insuring Agreement A. Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

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E.	FORGERY OR ALTERATION

Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance upon any Written, Original:

(1)	bills of exchange, checks, drafts, or other written orders or directions to pay sums certain in money, acceptances, certificates of deposit, due bills, money orders, warrants, orders upon public treasuries, or letters of credit; or

(2)	instructions, requests or applications directed to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of money or Property, or giving notice of any bank account (provided such instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker, and further provided such instructions, requests, or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, such shareholder or subscriber to shares issued by an Investment Company, or such financial or banking institution or stockbroker); or

(3)	withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent;

which bear (a) a Forgery, or (b) an Alteration, but only to the extent that the Forgery or Alteration directly causes the loss.

Actual physical possession by the Insured or its authorized representative of the items listed in (1) through (3) above is a condition precedent to the Insured having relied upon the items.

This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting directly from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability in reliance on any Written, Original Securities, where such loss results from the fact that such Securities prove to:

(1)	be Counterfeit, but only to the extent that the Counterfeit directly causes the loss, or

(2)	be lost or stolen, or

(3)	contain a Forgery or Alteration, but only to the extent the Forgery or Alteration directly causes the loss,

and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules, or regulations of any Self-Regulatory Organization, whether or not the Insured was a member thereof.

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This Insuring Agreement F does not cover loss covered under Insuring Agreement A.

Actual physical possession by the Insured or its authorized representative of the Securities is a condition precedent to the Insured having relied upon the Securities.

G.	COUNTERFEIT CURRENCY

Loss resulting directly from the receipt by the Insured, in good faith of any Counterfeit Currency.

This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1)	uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)	any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.	PHONE/ELECTRONIC TRANSACTIONS

Loss resulting directly from a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)	is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)	is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)	is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

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EXCLUDING loss resulting from:

(1)	the failure to pay for shares attempted to be purchased; or

(2)	any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)	any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested (i) to be paid or made payable to other than an Authorized Recipient or an Authorized Bank Account or (ii) to be sent to other than an Authorized Address;

(4)	the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(5)	a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(6)	the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER—NOTICE

1.	Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.	If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

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C.	COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that:

1.	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act which caused the loss; or

2.	in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.	INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 under the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

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THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.	“Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	“Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.	“Authorized Address” means (1) any Officially Designated address to which redemption proceeds may be sent, (2) any address designated in writing (not to include Electronic Transmission) by the Shareholder of Record and received by the Insured at least one (1) day prior to the effective date of such designation, or (3) any address designated by voice over the telephone or by Electronic Transmission by the Shareholder of Record at least 15 days prior to the effective date of such designation.

D.	“Authorized Bank Account” means any Officially Designated bank account to which redemption proceeds may be sent.

E.	“Authorized Recipient” means (1) the Shareholder of Record, or (2) any other Officially Designated person to whom redemption proceeds may be sent.

F.	“Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

G.	“Convertible Virtual Currency” means Digital Assets that have an equivalent value in real currency, or that act as a substitute for real currency, including, without limitation, stablecoins and other cryptocurrency.

H.	“Counterfeit” means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

I.	“Currency” means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its official currency.

J.	“Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

K.	“Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

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L.	“Digital Assets” mean any digital representations of value which are recorded on cryptographically secured distributed ledgers or any similar technology, including, without limitation, Convertible Virtual Currency and Non-Fungible Tokens.

M.	“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain an improper financial benefit for the perpetrator or any other person or entity. A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act. As used in this definition, “improper financial benefit” does not include any employee benefits received in the course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

N.	“Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

O.	“Employee” means:

(1)	each officer, director, trustee, partner or employee of the Insured, and

(2)	each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)	each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)	each officer, director, trustee, partner or employee of

(a)	an investment adviser,

(b)	an underwriter (distributor),

(c)	a transfer agent or shareholder accounting recordkeeper, or

(d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as an Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

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(6)	each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7)	each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)	each officer, partner or employee of

(a)	any Depository or Exchange,

(b)	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

(c)	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)	in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

P.	“Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

Q.	“Forgery” means the physical signing on a document of the name of another person with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

R.	“Items of Deposit” means one or more checks or drafts.

S.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

T.	“Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

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U.	“Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

V.	“Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

W.	“Non-Fungible Tokens” mean Digital Assets that are unique digital identifiers that are recorded on cryptographically secured distributed ledgers or any similar technology, and that are used to certify authenticity and/or ownership of unique assets that cannot be traded, divided, or exchanged at equivalency.

X.	“Officially Designated” means designated by the Shareholder of Record:

(1)	in the initial account application,

(2)	in writing accompanied by a signature guarantee, or

(3)	in writing or by Electronic Transmission, where such designation is verified via a callback to the Shareholder of Record by the Insured at a predetermined telephone number provided by the Shareholder of Record to the Insured in writing at least 30 days prior to such callback.

Y.	“Original” means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

Z.	“Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

AA.	“Phone/Electronic Transaction Security Procedures” means security procedures for Phone/Electronic Transactions as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

BB.	“Property” means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

CC.	“Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business transferable by physical delivery with appropriate endorsement or assignment. “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

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DD.	“Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

EE.	“Self-Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

FF.	“Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

GG.	“Single Loss” means:

(1)	all loss caused by any one act (other than a Dishonest or Fraudulent Act) committed by one person, or

(2)	all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(3)	all expenses incurred with respect to any one audit or examination, or

(4)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (3) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) and (2) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

HH.	“Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

II.	“Written” means expressed through letters or marks placed upon paper and visible to the eye.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A.	Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

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B.	Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.	Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.	Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E, or F.

E.	Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self-Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E, or F.

F.	Loss resulting from Property that is the object of a Dishonest or Fraudulent Act or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.	Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an office of the Insured as a result of kidnap, ransom, or extortion, or a threat

(1)	to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)	to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J.	All costs, fees, and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

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L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.	Loss resulting from the Dishonest or Fraudulent Acts or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.	Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.	Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.	Loss resulting from any Dishonest or Fraudulent Act or committed by an Employee as defined in Section 1.O(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.	Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

R.	Loss resulting from the theft, disappearance, destruction, disclosure, or unauthorized use of confidential or personal information (including, but not limited to, trade secrets, personal shareholder or client information, shareholder or client lists, personally identifiable financial or medical information, intellectual property, or any other type of non-public information), whether such information is owned by the Insured or held by the Insured in any capacity (including concurrently with another person); provided, however, this exclusion shall not apply to loss arising out of the use of such information to support or facilitate the commission of an act otherwise covered by this Bond.

S.	All costs, fees, and other expenses arising from a data security breach or incident, including, but not limited to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and expenses related to notifying affected individuals.

T.	Loss resulting from vandalism or malicious mischief.

U.	Loss resulting from the theft, disappearance, or destruction of Digital Assets or from the change in value of Digital Assets, unless such loss (1) is sustained by any investment company registered under the Investment Company Act of 1940 that is named as an Insured and (2) is otherwise covered under Insuring Agreement A.

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SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4. LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty-day notice period or the one-year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Insured shall provide the Underwriter with such information, assistance, and cooperation as the Underwriter may reasonably request.

See also General Agreement C (Court Costs and Attorneys’ Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

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SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered by this Bond has been or is likely to be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)	the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)	the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)	the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

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SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

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SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s), the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s). The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s).

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s).

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

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SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.	the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.	the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

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C.	the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.	for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

SECTION 19. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

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SECTION 20. ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be Counterfeit, or contain a Forgery or Alteration, the Counterfeit, Forgery, or Alteration must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

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ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED	BOND NUMBER

Artisan Partners Holdings LP	10369124B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 21, 2024	November 21, 2024 to November 21, 2025	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include (subject to the operation of and restrictions contained within the “Insurance Regulatory Compliance for Non-U.S. Operations Rider”) the following:

Antero Peak Crossover Fund LP

Antero Peak Crossover Master Fund LP

Antero Peak Crossover Offshore Fund LP

Antero Peak Fund LP

Antero Peak Group GP LLC

Antero Peak Group Holdco LLC

Antero Peak Long/Short Fund LP

Antero Peak Long/Short Master Fund LP

Antero Peak Long/Short Offshore Fund Ltd

Antero Peak Master Fund LP

Antero Peak Offshore Fund Ltd

AP International/Global Value Opportunity Fund, L.P.

AP International/Global Value Opportunity GP LLC

APEL Financial Distribution Services Limited (“AP Europe”)

APOF1 GP LLC

APOF1 LP

APOF2 GP LLC

APOF2 LP

APOF3 GP LLC

APOF3 LP

Artisan China Post-Venture Fund LP

Artisan China Post-Venture Holdings Ltd

Artisan China Post-Venture Master Fund LP

Artisan China Post-Venture Offshore Fund LP

Artisan Credit Opportunities Fund LP

Artisan Credit Opportunities GP LLC

Artisan Credit Opportunities Master Fund LP

Artisan Credit Opportunities Offshore Fund Ltd

Artisan Dislocation Opportunities (ECI) Intermediate Fund LLC

Artisan Dislocation Opportunities (ECI) Master Fund LP

Artisan Dislocation Opportunities Fund LP

Artisan Dislocation Opportunities GP LLC

Artisan Dislocation Opportunities Intermediate Fund LP

Artisan Dislocation Opportunities Master Fund LP

Artisan Dislocation Opportunities Offshore Fund LP

Artisan Emerging Markets Local Opportunities Fund LP

Artisan Emerging Markets Local Opportunities GP LLC

Artisan Global Opportunities Fund LP

Artisan Global Special Situations (ECI) Intermediate Fund LLC

Artisan Global Special Situations (ECI) Master Fund LP

Artisan Global Special Situations Fund LP

Artisan Global Special Situations GP LLC

Artisan Global Special Situations Holdco LLC

Artisan Global Special Situations Intermediate Fund LP

Artisan Global Special Situations Master Fund LP

Artisan Global Special Situations Offshore Fund LP

Artisan International Explorer Fund LP

Artisan International Explorer GP LLC

Artisan International Small Cap Opportunities Fund LP

Artisan Investments GP LLC (“Artisan Investments”)

Artisan Partners Asia Fund Holdco LLC

Artisan Partners Asia Funds GP LLC

Artisan Partners Asia-Pacific PTE, Ltd. (“Artisan A-P”)

Artisan Partners Asset Management Inc. (“APAM”)

Artisan Partners Australia Pty Ltd (“Artisan Partners Australia”)

Artisan Partners Cayman Holdings LLC

Artisan Partners Distributors LLC (“Artisan Distributors”)

Artisan Partners Europe Holdings LLC

Artisan Partners GP LLC

Artisan Partners Holdings LP (“Artisan Holdings”)

Artisan Partners Hong Kong Holdings LLC

Artisan Partners Hong Kong Limited

Artisan Partners II Limited (“Artisan Limited II”)

Artisan Partners International Holdings LLC

Artisan Partners Limited (“Artisan Limited”)

Artisan Partners Limited Partnership (“Artisan Partners”)

Artisan Partners Services LLC

Artisan Partners UK LLP (“Artisan UK”)

Artisan Sustainable Emerging Markets Fund LP

Credit Team Holdco LLC

International Explorer Holdco LLC

Artisan Partners Funds, Inc. (“Artisan Partners Funds”), a series Fund consisting of:

o	Artisan Developing World Fund

o	Artisan Emerging Markets Debt Opportunities Fund

o	Artisan Floating Rate Fund

o	Artisan Focus Fund

o	Artisan Global Discovery Fund

o	Artisan Global Equity Fund

o	Artisan Global Opportunities Fund

o	Artisan Global Unconstrained Fund

o	Artisan Global Value Fund

o	Artisan High Income Fund

o	Artisan International Fund

o	Artisan International Explorer Fund

o	Artisan International Small-Mid Fund

o	Artisan International Value Fund

o	Artisan Mid Cap Fund

o	Artisan Mid Cap Value Fund

o	Artisan Small Cap Fund

o	Artisan Sustainable Emerging Markets Fund

o	Artisan Select Equity Fund

o	Artisan Value Fund

o	Artisan Value Income Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0001.0-00 (11/20)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED	BOND NUMBER

Artisan Partners Holdings LP		10369124B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 21, 2024	November 21, 2024 to November 21, 2025	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is not an Insured Fund (“Non-Fund Insured”) or any Employee of a Non-Fund Insured, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with

(1)	services rendered by a Non-Fund Insured to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares; or

(2)	Investment Advisory Services rendered by a Non-Fund Insured to an investment advisory client of such Non-Fund Insured; or

(3)	in the case of a Non-Fund Insured substantially all of whose business is rendering the services described in (1) or (2) above, the general business, activities or operations of such Non-Fund Insured, excluding (a) the rendering of services (other than those described in (1) or (2) above) to any person, or (b) the sale of goods or property of any kind.

It is further understood and agreed that with respect to any Non-Fund Insured, Insuring Agreements C and D only cover loss of Property which a Non-Fund Insured uses or holds, or in which a Non-Fund Insured has an interest, in each case wholly or partially in connection with the rendering of services described in (1) or (2) above.

As used herein, “Investment Advisory Services” means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but not including furnishing only statistical and other factual information (such as economic factors and trends); and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

For purposes of this Rider, Investment Advisory Services shall not include Personal Financial Planning Services.

It is further understood and agreed that as used herein, “Personal Financial Planning Services” means the provision of financial plans to individuals for compensation and the provision of services related thereto, and may include specific recommendations for the implementation of such plans and advice with respect to tax planning, retirement planning, estate planning, insurance planning, budgeting and cash management, or similar types of financial advice, but not including solely Investment Advisory Services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0003.1-03 (07/20)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED	BOND NUMBER

Artisan Partners Holdings LP		10369124B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 21, 2024	November 21, 2024 to November 21, 2025	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1)	such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2)	reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, “Third Party Check” means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1)	any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2)	such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, “Fidelity.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0030.0-01 (01/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED	BOND NUMBER

Artisan Partners Holdings LP		10369124B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 21, 2024	November 21, 2024 to November 21, 2025	/S/ Catherine Dalton

NEWLY CREATED INVESTMENT COMPANIES

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company, provided that the Underwriter receives, at least annually, a report that lists (1) all Newly Created Investment Companies created over the preceding twelve months, and (2) the estimated net assets of each Newly Created Investment Company as of the date of the report.

For purposes of this Rider, “Newly Created Investment Company” shall mean any Investment Company or series thereof (notwithstanding that such Investment Company’s or series’ registration under the Investment Company Act of 1940 may not yet be effective), which Investment Company or series (1) was not yet created as of the inception of the Bond Period, and (2) has (or upon registration will have) directors who are identical to the directors of another Insured Fund (other than another Newly Created Investment Company).

It is further understood and agreed that the title in this Rider is included solely for convenience and shall not itself be deemed to be a term or condition of coverage, or a description or interpretation thereof.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0033.1-01 (07/21)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED	BOND NUMBER

Artisan Partners Holdings LP		10369124B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 21, 2024	November 21, 2024 to November 21, 2025	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Underwriter will use its best efforts to notify the Financial Industry Regulatory Authority, Inc. within 30 days in the event the Bond is substantially modified, terminated or canceled.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0025.0-02 (10/08)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED	BOND NUMBER

Artisan Partners Holdings LP		10369124B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 21, 2024	November 21, 2024 to November 21, 2025	/S/ Catherine Dalton

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers reach $100 billion (the “Cap on Annual Liability”). If total “insured losses” of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for “acts of terrorism.” However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for “acts of terrorism” is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, “Federal Share of Compensation” shall mean 80% beginning on January 1, 2020.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0053.1-01 (05/21)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED	BOND NUMBER

Artisan Partners Holdings LP		10369124B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 21, 2024	November 21, 2024 to November 21, 2025	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.       COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.	“Authorized User” means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.	“Computer Fraud” means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)	is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2)	is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)	causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.	“Computer Security Procedures” means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.	“Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.

e.	“Unauthorized Third Party” means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.	“User Identification” means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.	Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a.	Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and

b.	Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

c.	Any loss resulting from a Computer Fraud committed by or in collusion with:

(1)	any Authorized User (whether a natural person or an entity); or

(2)	in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User (“Related Entity”), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)	in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent (“Employer Entity”), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (“Employer-Related Entity”), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

d.	Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

e.	Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

f.	Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, “Single Loss,” as defined in Section 1.GG of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.O of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)	by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)	immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0019.1-00 (05/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED	BOND NUMBER

Artisan Partners Holdings LP		10369124B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 21, 2024	November 21, 2024 to November 21, 2025	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:

●	by voice over the telephone;

except insofar as such loss is covered under Insuring Agreement A “Fidelity” of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0048.0-03 (01/13)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED	BOND NUMBER

Artisan Partners Holdings LP		10369124B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 21, 2024	November 21, 2024 to November 21, 2025	/S/ Catherine Dalton

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations (“Phone/Electronic Deductible”) shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

(a)	a Phone/Electronic Redemption requested to be paid or made payable by check to the Shareholder of Record and sent to an Authorized Address; or

(b)	a Phone/Electronic Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record at an Authorized Bank Account,

provided, that the Limit of Liability for a Single Loss as described in (a) or (b) above shall be the lesser of 80% of such loss or $40,000 and that the Insured shall bear the remainder of each such Loss. This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than $40,000; in such case the Phone/Electronic Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider, “Phone/Electronic Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested (a) by use of an automated telephone tone or voice response system, (b) by Telefacsimile, or (c) by transmissions over the Internet.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0039.0-02 (06/18)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED	BOND NUMBER

Artisan Partners Holdings LP		10369124B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 21, 2024	November 21, 2024 to November 21, 2025	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1.	At the written request of the named Insured, any payment in satisfaction of loss covered by this Bond involving money or other Property in which the County of Los Angeles Deferred Compensation and Thrift Plan Administrative Committee has an interest shall be paid by an instrument issued to that organization and the named Insured as joint loss payees, subject to the following conditions and limitation:

A.	This Bond is for the sole use and benefit of the named Insured as expressed herein. The organization named above shall not be considered as an Insured under this Bond, nor shall it otherwise have any rights or benefits under this Bond.

B.	Notwithstanding any payment made under the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this Bond shall not exceed the limits of liability as set forth in the Declarations Page.

C.	Nothing herein is intended to alter the terms, conditions and limitations of this Bond.

2.	Should this Bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to give thirty (30) days advance written notice to the organization named above at:

County of Los Angeles Deferred Compensation

and Thrift Plan Administrative Committee

but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal, or restrictive modification.

3.	Should this Bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the organization named above of such cancellation or reduction, within 10 business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this Bond other than as above stated.

RN0050.0-00 (12/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED	BOND NUMBER

Artisan Partners Holdings LP		10369124B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 21, 2024	November 21, 2024 to November 21, 2025	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 5 of this Bond is amended to read as follows:

“For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Compliance Officer or General Counsel of the Insured:

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM0055.0-00-369 (11/11)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED	BOND NUMBER

Artisan Partners Holdings LP		10369124B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 21, 2024	November 21, 2024 to November 21, 2025	/S/ Catherine Dalton

SOCIAL ENGINEERING FRAUD

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond is amended by adding an additional Insuring Agreement M, as follows:

M.	Social Engineering Fraud

Loss resulting directly from the Insured, in good faith, transferring, paying, or delivering money from its own account as a direct result of a Social Engineering Fraud;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Social Engineering Security Procedures.

The Limit of Liability for a Single Loss under this Insuring Agreement M shall be the lesser of (a) 50% of the amount by which such Single Loss exceeds the Deductible Amount or (b) $1,000,000 (One Million Dollars), and the Insured shall bear the remainder of any such Single Loss. The Deductible Amount for this Insuring Agreement M is $50,000 (Fifty Thousand Dollars).

Notwithstanding any other provision of this Bond, the aggregate Limit of Liability under this Bond with respect to any and all loss or losses under this Insuring Agreement M shall be $1,000,000 (One Million Dollars) for the Bond Period, irrespective of the total amount of such loss or losses.

This Insuring Agreement M does not cover loss covered under any other Insuring Agreement of this Bond.

It is further understood and agreed that for purposes of this rider:

1.	“Communication” means an instruction that (a) directs an Employee to transfer, pay, or deliver money from the Insured’s own account, (b) contains a material misrepresentation of fact, and (c) is relied upon by the Employee, believing it to be true.

2.	“Social Engineering Fraud” means the intentional misleading of an Employee through the use of a Communication, where such Communication:

(a)	is transmitted to the Employee in writing, by voice over the telephone, or by Electronic Transmission;

(b)	is made by an individual who purports to be (i) an Employee who is duly authorized by the Insured to instruct another Employee to transfer, pay, or deliver money, or (ii) an officer or employee of a Vendor who is duly authorized by the Insured to instruct an Employee to transfer, pay, or deliver money; and

(c)	is unauthorized, dishonest or fraudulent and is made with the manifest intent to deceive.

3.	“Social Engineering Security Procedures” means security procedures intended to prevent Social Engineering Fraud as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

4.	“Vendor” means any entity or individual that provides goods or services to the Insured under a pre-existing, written agreement.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.

RN0054.0-00 (07/18)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED	BOND NUMBER

Artisan Partners Holdings LP		10369124B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 21, 2024	November 21, 2024 to November 21, 2025	/S/ Catherine Dalton

PHONE/ELECTRONIC TRANSACTIONS – INVESTMENT ADVISORY CLIENTS

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond is amended by adding Insuring Agreement N, as follows:

N.       Phone/Electronic Transactions – Investment Advisory Clients

Loss resulting directly from an IAC Phone/Electronic Transaction, where the request for such IAC Phone/Electronic Transaction:

1.	is transmitted to the Insured by voice over the telephone or by Electronic Transmission; and

2.	is made by an individual or entity purporting to be a Designated Client or an authorized agent of a Designated Client; and

3.	is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request maintains and follows during the Bond Period all IAC Phone/Electronic Transaction Security Procedures with respect to all IAC Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

1.	the failure to pay for securities attempted to be purchased; or

2.	any transaction involving IAC Account Holdings which had been improperly credited to a Designated Client’s account where such Designated Client (a) did not cause, directly or indirectly, such holdings to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such transaction; or

3.	any transaction involving IAC Account Holdings where the transaction proceeds were requested (i) to be paid or made payable to other than an Authorized IAC Recipient or an Authorized IAC Bank Account or (ii) to be sent to other than an Authorized IAC Address; or

4.	the failure to adhere to one or more IAC Phone/Electronic Transaction Security Procedures; or

5.	any IAC Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the IAC Phone/Electronic Transaction Security Procedures; or

6.	the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement N does not cover loss covered under Insuring Agreement A, “Fidelity”, Insuring Agreement I, “Phone/Electronic Transactions”, or Insuring Agreement J, “Computer Security”.

The Limit of Liability for a Single Loss under this Insuring Agreement N is $3,000,000 (Three Million Dollars) and the Deductible Amount is $50,000 (Fifty Thousand Dollars).

Notwithstanding any other provision of this Bond, the aggregate Limit of Liability with respect to any and all loss or losses under this Insuring Agreement N shall be $3,000,000 (Three Million Dollars) for the Bond Period, irrespective of the total amount of all such losses.

It is further understood and agreed that for purposes of this rider:

1.	“Authorized IAC Bank Account” means any IAC Officially Designated bank account to which transaction proceeds may be sent.

2.	“Authorized IAC Address” means (1) any IAC Officially Designated address to which transaction proceeds may be sent, (2) any address designated in writing (not to include Electronic Transmission) by the Designated Client received by the Insured at least one (1) day prior to the effective date of such designation, or (3) any address designated by voice over the telephone or by Electronic Transmission by the Designated Client at least fifteen (15) days prior to the effective date of such designation.

3.	“Authorized IAC Recipient” means (1) the Designated Client, or (2) any other IAC Officially Designated person to whom transaction proceeds may be sent.

4.	“Designated Client” means any client, other than an Investment Company, (a) to which an Insured provides Investment Advisory Services and (b) which has a written agreement with such Insured authorizing IAC Phone/Electronic Transactions.

5.	“IAC Account Holdings” shall mean (a) money on deposit in a Designated Client’s account or (b) a Designated Client’s securities.

6.	“IAC Officially Designated” means designated by the Designated Client:

(1)	in the initial account application,

(2)	in writing accompanied by a signature guarantee, or

(3)	in writing or by Electronic Transmission, where such designation is verified via a call back to the Designated Client at a predetermined telephone number provided by the Designated Client in writing to the Insured at least 30 days prior to such call back.

7.	“IAC Phone/Electronic Transaction” shall mean any transfer, payment, or delivery of IAC Account Holdings, which transfer, payment, or delivery is requested by voice over the telephone or through an Electronic Transaction.

8.	“IAC Phone/Electronic Transaction Security Procedures” means security procedures for IAC Phone/Electronic Transactions as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.

RN0055.0-00 (06/18)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED	BOND NUMBER

Artisan Partners Holdings LP		10369124B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 21, 2024	November 21, 2024 to November 21, 2025	/S/ Catherine Dalton

INSURANCE REGULATORY COMPLIANCE FOR NON-U.S. OPERATIONS RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed as follows:

1.	Interpretation: This rider shall be interpreted with due regard to the intention of the parties, which is to provide specified Bond coverage to (a) Foreign Entities and (b) U.S. Entities for Financial Interest Losses, where permitted, subject to adherence to applicable laws and regulations.

2.	Compliance with Applicable Laws and Regulations of Foreign Jurisdictions Regarding Use of Non-Admitted Insurance: Notwithstanding that one or more Foreign Entities may be included in the definition of “Insured” in Item 1 of the Declarations (as modified by Rider No. 1 or other rider), this Bond does not insure, and the Underwriter shall not be required to pay any loss sustained by, or to provide any benefit hereunder to or on behalf of, any Foreign Entity if doing so would cause the Underwriter or such Foreign Entity or any Insured to be in violation of applicable laws or regulations of any Associated Foreign Jurisdiction regarding the use of Non-Admitted Insurance or the making or acceptance of payments thereunder (“Prohibited Associated Foreign Jurisdiction”). Examples of Prohibited Associated Foreign Jurisdictions to which this Part 2 applies shall include but not be limited to the following jurisdictions: Japan, Brazil, India, and China.

3.	Financial Interest Loss Coverage Extension: If permissible pursuant to applicable laws and regulations, a Financial Interest Loss incurred by a U.S. Entity shall be deemed to be a loss sustained by such U.S. Entity for purposes of Section 10 (“Maximum Liability of Underwriter; Other Bonds or Policies”) of this Bond, such that coverage under this Bond may extend to a U.S. Entity for its Financial Interest Loss, subject to all of the terms, conditions and limitations of this Bond (including all terms, conditions and limitations of this rider).

4.	Good Faith Efforts to Resolve Questions: In the event that issues arise regarding the application of Part 2 or Part 3 of this rider in the context of a particular situation, representatives of the Underwriter and of a U.S. Entity (acting on behalf of a Foreign Entity if the issue involves Part 2, or on behalf of the U.S. Entity if the issue involves Part 3) shall seek in good faith to resolve such issues to their mutual satisfaction. If the representatives cannot reach a mutually acceptable resolution on their own, they shall in good faith consider soliciting expert outside guidance to assist them in resolving the issues, with the costs and fees of such expert to be shared equally as between the Underwriter and the U.S. Entity. If the representatives are unable to resolve the issues following these good faith efforts to do so, nothing herein shall preclude the U.S. Entity or the Underwriter from thereafter commencing a judicial proceeding to resolve the issues, provided, however, that such a proceeding (i) may not be commenced earlier than ninety (90) days after the representatives have completed the good faith efforts described herein, and (ii) must be in compliance with Part 5.d of this rider.

5.	Additional Matters:

a.	Locally Admitted Insurance: Without otherwise limiting Section 11 (“Other Insurance”) of this Bond or the terms (including, without limitation, Parts 2 and 3) of this rider, any coverage that may otherwise be available under this rider and this Bond for (1) any loss sustained by any Foreign Entity, and/or (2) any Financial Interest Loss sustained by any U.S. Entity, shall be specifically excess of, and shall not contribute with, any coverage available under any Locally Admitted Insurance. A Foreign Entity or U.S. Entity may, however, credit any amount recovered under any Locally Admitted Insurance against the Deductible Amount applicable to a related loss or Financial Interest Loss for which coverage is available under this Bond and this rider, provided that such recovered amount constitutes loss for which coverage would otherwise have been available under the terms of both this rider and Bond.

b.	U.S. Entity as Representative: Notwithstanding anything to the contrary in the first paragraph of Section 4 of this Bond, unless otherwise agreed to by the Underwriter in writing: (1) a U.S. Entity shall act on behalf of all Foreign Entities with respect to all information or payments provided to or by the Underwriter under this Bond; (2) a Foreign Entity shall have no right to provide any such information or payments directly to, or to receive any such information or payments directly from, the Underwriter; and (3) the Underwriter shall have no obligation to receive any information or payments directly from, or to provide any such information or payments directly to, any Foreign Entity. The “information or payments” referenced above shall include, without limitation: notice and an affirmative proof of loss under Section 4 of this Bond; notice of termination under Section 13 of this Bond; notice of a change in control under Section 17 of this Bond; information, assistance, and cooperation to the Underwriter with regard to the Application or any Bond claim; premiums payable and any return premiums that may be due under this Bond; any loss that may be payable under this Bond; any riders issued to form a part of this Bond; and the exercising or declining the exercise of any right to a discovery period under Section 14 of this Bond.

c.	Treatment of Financial Interest Loss: As the context and logic may demand or suggest, the duties, obligations and rights of Insureds and the Underwriter under this Bond with regard to a loss shall be deemed to apply to a U.S. Entity with regard to a Financial Interest Loss. Thus, by way of illustration, and without limitation:

(1)	Duties and Obligations of a U.S. Entity: Bond provisions obligating Insureds to provide notice and proof of loss (Section 4), to reimburse the Underwriter for a recovery (Section 8), and to take action upon detection that an Employee has committed any Dishonest or Fraudulent Act(s) (Section 13), shall apply to a U.S. Entity with respect to any matter involving a Foreign Entity that may result in a Financial Interest Loss.

(2)	Deductibles: Bond provisions regarding Deductible Amounts (Section 12) shall apply to a Financial Interest Loss.

(3)	Discovery Period: Bond provisions affording Insureds with rights to a discovery period (Section 14) shall apply to a U.S. Entity with respect to any matter involving a Foreign Entity that may result in a Financial Interest Loss.

(4)	Sanctions: Bond provisions relating to violations of applicable trade or economic sanctions, laws or regulations (Section 19) shall apply to a Financial Interest Loss.

d.	Actions Against the Underwriter: No action involving any Foreign Entity as a party, or otherwise relating to any Foreign Entity, may be brought against the Underwriter anywhere other than in a court within the State of Vermont in the United States of America. In the case of any such action, this policy shall be governed by and construed and enforced only in accordance with the internal laws of the State of Vermont (without reference to choice of law doctrine applicable in such state), and the English text as it appears in this Bond.

e.	Definition of “Fund” or “Investment Company”: With regard to loss sustained by a Foreign Entity or a Financial Interest Loss, the term “Fund” or “Investment Company,” except as used in Sections 12, 13, 16, and 18 and Rider No. 9 of this Bond, shall be deemed to include any Foreign Entity that is a Foreign Fund.

f.	Definition of “Self-Regulatory Organization”: With regard to loss sustained by a Foreign Entity or a Financial Interest Loss, the term “Self-Regulatory Organization,” as used in Insuring Agreement B., Audit Expense, Insuring Agreement F., Securities, and Section 2.E of this Bond only, shall be deemed to include any association or organization of investment advisers or securities dealers registered or authorized under the securities laws of a Foreign Jurisdiction or any securities exchange registered with any Foreign Jurisdiction.

g.	Termination: Notwithstanding anything to the contrary in Section 13 (“Termination”) or any other provision of this Bond, this Bond shall terminate immediately as to any Foreign Entity without prior notice to such Foreign Entity:

(1)	if there is a change in control (as defined in Section 17 of this Bond) of such Foreign Entity by transfer of its outstanding voting securities or otherwise, or

(2)	if such Foreign Entity shall merge or consolidate with an entity such that the Foreign Entity is the surviving entity, or purchase or otherwise acquire any other entity or substantially all the assets of another entity, or acquire or create a Subsidiary or separate investment portfolio, unless, prior to such change in control, or merger or consolidation, or purchase, or acquisition or creation, respectively (“Event”), the Foreign Entity notifies the Underwriter in writing of the impending Event and the Underwriter, in its sole discretion, determines to continue the Bond upon such terms and conditions as the Underwriter may deem appropriate.

h.	Title and Headings: The title and headings in this rider are included solely for convenience and shall not themselves be deemed to be terms or conditions of coverage, or descriptions or interpretations thereof.

6.       Definitions: As used in this rider:

a.	“Associated Foreign Jurisdiction” means a Foreign Jurisdiction in which a Foreign Entity is (1) organized; (2) domiciled; or (3) is operating or conducting business.

b.	“Financial Interest Loss” means the actual financial loss that a U.S. Entity itself sustains from Foreign Entity Loss incurred by a Foreign Entity, which financial loss is sustained by the U.S. Entity solely and directly as a result of:

(1)       its financial interest in such Foreign Entity; and/or

(2)	any lawful pre-existing obligation it has to indemnify such Foreign Entity for all or part of such Foreign Entity Loss.

For the purposes of this Bond the amount of a Financial Interest Loss shall be capped at the amount of the relevant associated Foreign Entity Loss.

c.	“Foreign Entity” means:

(1)	any Non-Fund included as an Insured in Item No. 1 of the Declarations (as modified by Rider No. 1 or other rider) that (i) is a Subsidiary of a U.S. Entity, (ii) is organized or domiciled in a Foreign Jurisdiction, and (iii) is not a Foreign Fund;

(2)	any Foreign Fund included as an “Insured” in Item No. 1 of the Declarations (as modified by Rider No. 1 or other rider); and

(3)	a U.S. Entity, but only insofar as such U.S. Entity conducts business through a branch in or undertakes any other operations in a Foreign Jurisdiction.

d.	“Foreign Entity Loss” means that part of the loss, liability or expense incurred by a Foreign Entity (net of any sums available therefor to that Foreign Entity under any Locally Admitted Insurance) which would have been payable under this Bond but for the fact that Part 2 of this rider is applicable.

e.	“Foreign Fund” means any entity included as an Insured in Item No. 1 of the Declarations (as modified by Rider No. 1 or other rider) that (1) is an investment company, mutual fund, unit investment trust, closed-end fund, mutual investment fund, investment trust or any other similar investment vehicle, (2) is not registered under the Investment Company Act of 1940, and (3) is organized or domiciled in a Foreign Jurisdiction.

f.	“Foreign Jurisdiction” means a jurisdiction outside the United States of America.

g.	“Locally Admitted Insurance” means any financial institution bond or similar insurance instrument issued by an insurer that is admitted, licensed or authorized in an Associated Foreign Jurisdiction, which bond or instrument provides coverage to a Foreign Entity in the relevant Associated Foreign Jurisdiction.

h.	“Non-Admitted Insurance” means any financial institution bond, or similar insurance instrument, to the extent that bond or instrument purports to provide coverage to a corporation or other entity which is organized, domiciled, or otherwise operating or conducting business in a Foreign Jurisdiction in which the concerned insurer is not admitted, licensed, or authorized.

i.	“Subsidiary” means any entity more than 50% of whose outstanding securities representing the right to vote for the election of directors are owned, directly or indirectly, by a U.S. Entity and/or one or more of its Subsidiaries.

j.	“U.S. Entity” means an Insured included in Item 1 of the Declarations (as modified by Rider No. 1 or other rider) that is organized or domiciled in any jurisdiction within the United States of America.

* * *

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0014.0-03 (05/20)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED	BOND NUMBER

Artisan Partners Holdings LP		10369124B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 21, 2024	November 21, 2024 to November 21, 2025	/S/ Catherine Dalton

ENHANCED AUTHENTICATION MEASURES AMENDMENT

In consideration for the premium charged for this Bond, it is hereby understood and agreed that SECTION 1. DEFINITIONS is amended by deleting the definition of “Officially Designated” in paragraph X in its entirety and replacing it with the following:

X.	“Officially Designated” means designated by the Shareholder of Record:

(1)	in the initial account application,

(2)	in writing accompanied by a signature guarantee,

(3)	in writing or by Electronic Transmission, where such designation is verified via a callback to the Shareholder of Record by the Insured at a predetermined telephone number provided by the Shareholder of Record in writing to the Insured at least thirty (30) days prior to such callback, or

(4)	in writing, by voice over the telephone, or by Electronic Transmission, where the identity of the Shareholder of Record is contemporaneously confirmed using Enhanced Authentication Measures.

It is further understood and agreed that “Enhanced Authentication Measures” shall mean the procedures, as described in the Application dated, October 6, 2021.

It is further understood and agreed that the title in this Rider is included solely for convenience and shall not itself be deemed to be a term or condition of coverage, or a description or interpretation thereof.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0056.0-01 (05/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 16

INSURED	BOND NUMBER

Artisan Partners Holdings LP		10369124B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 21, 2024	November 21, 2024 to November 21, 2025	/S/ Catherine Dalton

ENHANCED AUTHENTICATION MEASURES AMENDMENT

(INVESTMENT ADVISORY CLIENTS)

In consideration for the premium charged for this Bond, it is hereby understood and agreed that the definition of “IAC Officially Designated” in Rider 13 is replaced in its entirety with the following:

6.	“IAC Officially Designated” means designated by the Designated Client:

(1)	in the initial account application,

(2)	in writing accompanied by a signature guarantee,

(3)	in writing or by Electronic Transmission, where such designation is verified via a callback to the Designated Client by the Insured at a predetermined telephone number provided by the Designated Client in writing to the Insured at least thirty (30) days prior to such callback, or

(4)	in writing, by voice over the telephone, or by Electronic Transmission, where the identity of the Designated Client is contemporaneously confirmed using Enhanced Authentication Measures.

It is further understood and agreed that “Enhanced Authentication Measures” shall mean the procedures as described in the Application dated, October 6, 2021.

It is further understood and agreed that the title in this Rider is included solely for convenience and shall not itself be deemed to be a term or condition of coverage, or a description or interpretation thereof.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0056.1-01 (08/21)

Resolutions Adopted by the Board of Directors

of the Artisan Partners Funds, Inc. on November 13, 2024

WHEREAS, the officers of Artisan Partners Funds, Inc. (“Artisan Partners Funds”) have taken action to cause Artisan Partners Funds to be insured against loss arising from larceny or embezzlement under a registered management investment company bond issued by ICI Mutual Insurance Company (the “Bond”), which insures Artisan Partners Limited Partnership (“Artisan Partners”), Artisan Partners Distributors LLC and certain other affiliates of Artisan Partners (collectively referred to as the “Artisan Entities”) jointly with Artisan Partners Funds in the amount of $7,500,000 per occurrence;

WHEREAS, the board of directors has considered the adequacy of the Bond with due consideration to (i) the amount and type of coverage to be provided by the Bond, (ii) the aggregate value of the assets of Artisan Partners Funds to which any person covered by the Bond may have access, (iii) the types and terms of the arrangements made by Artisan Partners Funds for the custody and safekeeping of its assets, (iv) the nature and method of conducting Artisan Partners Funds’ operations, (v) the nature of the securities in Artisan Partners Funds’ portfolios and (vi) the accounting procedures and controls of Artisan Partners Funds; and

WHEREAS, the board of directors has considered the allocation of premium on the Bond to Artisan Partners Funds pursuant to the Fifth Amended and Restated Fidelity Bond Allocation Agreement dated as of May 11, 2010 among Artisan Partners Funds and the Artisan Entities (the “Agreement”), including the number of other insureds, the nature of the business activities of the other insureds, the amount of the Bond, the amount of the premium for the Bond, the proposed allocation of the premium, and the extent to which the share of the premium allocated to Artisan Partners Funds is less than the premium Artisan Partners Funds would be required to pay to carry a single-insured bond in the same amount;

RESOLVED, that $7,500,000 per occurrence, with primary coverage allocated to Artisan Partners Funds of $2,500,000, is determined to be a reasonable amount of fidelity bond coverage to be maintained by Artisan Partners Funds in accordance with Section 17(g) of, and Rule 17g-1 under, the Investment Company Act of 1940, as amended (the “1940 Act”);

RESOLVED FURTHER, that the form of the Bond, under which Artisan Partners Funds is insured for the period from 12:01 a.m. November 21, 2024 through 12:01 a.m. November 21, 2025, is ratified and approved;

RESOLVED FURTHER, that the allocations of the premium for and proceeds of recovery under the Bond in the Agreement as presented to this meeting and described in the Agreement are equitable to Artisan Partners Funds; and

RESOLVED FURTHER, that the Secretary of Artisan Partners Funds, or his or her designee, is designated as the person to make the filings and to give the notices required by Rule 17g-1(g) under the 1940 Act.

FIFTH AMENDED AND RESTATED

FIDELITY BOND ALLOCATION AGREEMENT

This Agreement, dated as of May 11, 2010, is by and among Artisan Funds, Inc. (“Artisan Funds”), Artisan Partners Limited Partnership, investment adviser to Artisan Funds (the “Adviser”), Artisan Distributors LLC, distributor of the shares of Artisan Funds (the “Distributor”), Artisan Partners Limited Partnerships 401k Plan (the “401k Plan”), Artisan Partners Holdings LP (“Artisan Holdings”) and other affiliates of Artisan Holdings that are covered under the Bond (as defined below) (“Artisan Affiliates”), each a “Party” and together, the “Parties”. The Adviser, the Distributor, the 401k Plan, Artisan Holdings and Artisan Affiliates are collectively referred to in this Agreement as the “Artisan Entities.”

The purpose of this agreement is to provide a manner of allocating the premiums, and any proceeds received, on a joint fidelity bond under which the Parties are or hereafter may be insured (the “Bond”).

The Parties therefore agree that:

1.       Minimum Assured Coverage. Each Party shall have minimum assured coverage under the Bond in the amounts shown on Schedule A. The Artisan Entities may, from time to time, have a single allocation of primary coverage. During any period when the Artisan Entities have a single allocation of primary coverage, this agreement shall govern the allocation of coverage and premiums between (i) Artisan Funds and (ii) the Artisan Entities, jointly, but shall have no effect on the allocation of coverage or premiums among the Artisan Entities.

2.       Losses and Allocation of Proceeds.

(a)     The Bond applies only to losses first discovered by any partner, director, officer or supervisory employee of the Parties during the Bond Period (as hereinafter defined), regardless of when the act or acts causing or contributing to such loss occurred. The “Bond Period” is the period from the effective date of the Bond through the next succeeding annual anniversary date (or any modification of such period as may be agreed to by the Parties and the insurer). An “Insured Loss” is a loss insured under the Bond and discovered by a Party during the Bond Period.

(b)     If only one Party incurs a loss resulting from a particular Insured Loss, the amount of that Insured Loss, up to the aggregate coverage per loss under the Bond, shall be allocated to that Party.

(c)     If a loss resulting from the same Insured Loss is incurred by both Artisan Funds and one or more of the Artisan Entities, the proceeds of the Bond for that Bond Period shall first be allocated among the Parties suffering losses (i) in proportion to their primary coverage as shown in Schedule A to this agreement, and (ii) if, for that Bond Period, there are remaining proceeds of the Bond after the initial allocation and there are then Parties whose Insured Losses have not been paid in full, then to Parties having excess losses in proportion to their primary coverage, with such allocation repeated until all such Insured Losses have been paid or coverage of the Bond has been exhausted.

(d)     If all Insured Losses relating to a particular Bond Period are not paid at the same time, the Parties who claim Insured Losses for that policy year shall make such provisions as they deem suitable to the particular circumstances (taking into account the size of any payment received, the size, nature and expected result of any remaining claims, and all other relevant factors) to permit a later reallocation of amounts first paid.

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3.       Allocation of Premiums. The bond premium shall be divided among the Parties in the proportions shown on Schedule A.

4.       Notices. Each Party agrees to give to the insurer at the earliest practicable moment all notices required under the Bond, and to send a copy of each such notice to the other Party.

5.       Agent. The Adviser is hereby appointed as the agent for the Parties for the purpose of making, adjusting, receiving, and enforcing payment for all Insured Losses under the Bond and otherwise dealing with the insurer concerning the Bond. Any expenses incurred by the Adviser in its capacity as agent with respect to an Insured Loss shall be shared equally by each Party who has incurred a loss resulting from such Insured Loss, regardless of the amount of coverage allocated to each Party with respect to that Insured Loss.

6.       Modification and Termination. This agreement may be modified or amended from time to time, or terminated, by mutual written agreement between the Parties. An Artisan Affiliate shall automatically be added as a party to this Agreement upon coverage of such Artisan Affiliate under the Bond. It may be terminated by any Party upon not less than 60 days’ written notice to each other Party. It shall terminate as to any Party as of the date on which that Party ceases to be an insured under the Bond, provided that such termination shall not affect that Party’s rights and obligations hereunder with respect to any claims on behalf of that Party which are paid under the Bond by the insurer after the date the Party ceases to be an insured under the Bond.

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7.       Further Assurances. Each Party agrees to perform such further acts and to execute such further documents as are necessary to effectuate the purposes of this agreement. To the extent any Artisan Affiliate is not a signatory to this agreement, Artisan Holdings will cause such Artisan Affiliate to perform any and all acts that are required of, and to behave in all other respects as, a signatory to this agreement.

(the next page is the signature page)

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In witness whereof, the Parties have executed this Fifth Amended and Restated Fidelity Bond Allocation Agreement as of the date first set forth above.

ARTISAN FUNDS, INC.		ARTISAN PARTNERS HOLDINGS LP
By Artisan Investment Corporation, its General Partner

By	/s/ Janet D. Olsen	By	/s/ Janet D. Olsen
	Janet D. Olsen		Janet D. Olsen
	General Counsel and Secretary		Vice President

ARTISAN DISTRIBUTORS LLC		ARTISAN PARTNERS LIMITED PARTNERSHIP
By: Artisan Investments GP LLC, its general partner

By	/s/ Janet D. Olsen	By	/s/ Janet D. Olsen
	Janet D. Olsen		Janet D. Olsen
	Vice President		Vice President

ARTISAN PARTNERS LIMITED PARTNERSHIP 401k PLAN
		By:	Artisan Partners Holdings LP, Plan Administrator
		By:	Artisan Investment Corporation, its general partner

		By	/s/ Janet D. Olsen
Janet D. Olsen
Vice President

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Schedule A

Bond:	Bond no. FS 263-84-52 issued by Great American Insurance Company

Limit of liability: $ 7,500,000

Primary coverage allocable to each insured:	Artisan Funds	$2,500,000

	Artisan Entities	5,000,000

Premium allocable to each insured:	Artisan Funds	33.33%

	Artisan Entities	66.67%